August 15, 2007

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, DC

RE:	Motient Corporation

Form 10-K for the fiscal year ended December 31, 2006

Filed March 30, 2007

Form 10-Q for the quarter ended March 31, 2007

File No. 0-23044

Reference is made to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to the above-referenced filings of TerreStar Corporation (formerly known as Motient Corporation) (the “Company”), given in the Staff’s letter dated July 31, 2007. On behalf of the Company, I am writing to respond to the comments. The bold, italicized, numbered paragraphs and headings below are taken from your comment letter, and our response to each such comment follows in plain text.

Annual Report filed on Form 10-K for the year ended December 31, 2006

Consolidated Statements of Operations, page F-3

Significant Accounting Policies

1.	Refer to your responses to comments 1 and 3. We note your application of SFAS 140 to the exchange of some of your ownership interest in MSV for non-voting common shares of SkyTerra. In this regard, tell us how you considered the guidance in SFAS 153-Exchanges of non-monetary assets, an amendment of APBO 29, in your conclusion that SFAS 140 was the appropriate guidance to follow in accounting for the MSV exchanges.

SFAS 153 notes in paragraph 4h that this opinion does not apply to “the transfer of a financial asset within scope of FASB Statement No. 140 – Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (“SFAS 140”).

A Financial Asset in SFAS 140 is defined as: “Cash, evidence of an ownership interest in an entity, or a contract that conveys to a second entity a contractual right (a) to receive cash or another financial instrument from a first entity or (b) to exchange other financial instruments on potentially favorable terms with the first entity.” Accordingly, we believe the exchange should be treated as a transfer of financial assets. A transfer of financial assets is accounted for as a sale if the transferor surrenders control over those financial assets and receives consideration other than a beneficial interest in the transferred assets. Paragraph 9 of SFAS 140 provides three criteria that must be met to determine that the transferor has surrendered control:

a.	The transferred assets have been isolated from the transferor and put presumptively beyond the reach of the transferor and its creditors, even in bankruptcy or other receivership.

b.	Each transferee has the right to pledge or exchange the assets that it received, and no condition on that right constrains the transferee from exercising it, unless the constraining condition provides no more than a trivial benefit to the transferor.

c.	Effective control is not maintained by the transferor through either an agreement that both entitles and obligates the transferor to repurchase the assets or redeem the beneficial interest before maturity or by an ability to unilaterally cause the holder to return specific assets, other than through a cleanup call.

Upon completion of the exchange, we had no continuing claims to the transferred MSV interests. SkyTerra had control over the transferred MSV interests and no constraining conditions are present. Thus, these three conditions appear to be satisfied and we have surrendered control of the MSV interests.

2.	Refer to your responses to comments 1 and 3 and the valuation of your investment in SkyTerra.

a.	Notwithstanding that the non-voting common stock is convertible into voting common stock after you distribute it to your shareholders, it does not appear to us that, at the time of the transaction or exchange, the non-voting common stock of SkyTerra had a readily determinable fair value. Therefore, it appears that you should account for your investment in Skyterra non-voting common stock at cost under APBO 18. Tell us how you considered this guidance.

The Company accounted for their investment in SkyTerra in accordance with FAS 115. FAS 115 applies to accounting for equity securities which have a readily determinable fair value. FAS 115 states that the fair value of an equity security is readily determinable if sales prices or quotations are available on a securities exchange registered with the SEC or in the over-the-counter market. The statement makes an exception for restricted stock only. Since the non-voting shares of SkyTerra that we received were exchangeable upon our demand when sold or distributed to a third party on a one-for-one basis into regular publicly traded shares which had a readily determinable fair value at the time of the transaction since they are traded in an over-the-counter market, the Company determined that FAS 115 is the applicable guidance.

b.	Further, since you are distributing the non-voting common stock of SkyTerra to your shareholders, it appears that this transaction is in substance a spin off of your MSV interests to your shareholders. Tell us why such a transaction should not be accounted for at historical cost.

Upon closing of the transaction, the Company received approximately (i) 25.5 million shares of non-voting common stock of SkyTerra (the “SkyTerra Non-Voting Shares”); (ii) 3.5 million voting shares of common stock of SkyTerra (the “SkyTerra Voting Shares”) that are publicly traded on an over-the-counter market; and (iii) 6.7 million MSV LP units (the “MSV units”) that are convertible, at our sole discretion, into 19 million SkyTerra Non-Voting Shares. Upon conversion of the MSV units, we would have received approximately 48 million SkyTerra shares in total. The Company has the right to exchange and fully intends to exchange the SkyTerra Non-Voting Shares for SkyTerra Voting Shares on a one-for-one basis prior to any sale or distribution to a third party. Following such exchange, the Company would then sell or distribute the SkyTerra Voting Shares to the third parties. We have a contractual obligation to use our commercially reasonable efforts to dividend only a portion (30 million) of the SkyTerra Voting Shares to our stockholders. The remainder of the shares may be sold or held for investment at the Company’s option. In fact, we did sell 4 million SkyTerra Voting Shares in the open market for cash in October, 2006. At the present time, the Company is unable to dividend any of these shares to our stockholders due to a restriction contained in our Certificate of Designation relating to our Series A Cumulative Convertible Preferred Stock (the “Series A Preferred”) that prohibits us from declaring any dividends to holders of our common stock at this time. The Series A Preferred is held by a single investor and is also the subject of a current lawsuit. It is uncertain at the present time when or if we will be able at all to distribute the 30 million share portion of the total 48 million shares received. For these reasons, we did not consider the transaction as a spin off of our MSV interests.

3.	We note that in a Form 8-K filed on May 9, 2006 Motient and SkyTerra announced the execution of definitive agreements to consolidate the ownership and control of MSV and its corporate general partner under SkyTerra and to consolidate the ownership and control of TerreStar under Motient. We note that the main intention of the parties involved in the transaction was to create two separate, widely held public companies (SkyTerra as the parent of MSV and Motient as the parent of TerreStar) and to avoid unintended concentration of voting interests. In view of the intention of the entities, tell us whether any consideration was given to looking at the exchanges of MSV interests and TerreStar interests as one transaction (i.e., exchange of shares; exchange of similar assets). If this was done, please provide your analysis.

No such analysis was prepared because we considered the exchange of MSV limited partnership units for SkyTerra Non-Voting Shares (that could be exchanged on demand on a one-for-one basis for SkyTerra Voting Shares that are publicly traded) as a sale under SFAS 140 (not an exchange of similar assets), and the increase in our investment in TerreStar as step acquisitions in accordance with SFAS 141 – Business Combinations.

The Company hereby acknowledges and agrees that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

Please contact me at (703) 483-7803 if you have further questions.

Sincerely,

/s/ Neil L. Hazard
Neil L. Hazard
Chief Financial Officer
TerreStar Corporation